Exhibit 77D:
Effective March 1, 2011, the Fund changed its name to Cohen & Steers Emerging Markets Real Estate Fund, Inc., and its policy with respect to the investment of at least 80% of its net changed to, under normal market conditions, investing at least 80% of its net assets in securities issued by emerging markets real estate companies and other investments with economic characteristics similar to such securities.